Exhibit 99.1

Press Release January 15, 2021

Catrin Fransson resigns as CEO for Swedish Export Credit Corporation

Catrin Fransson has informed the Board of her intention to resign as CEO at Swedish Export Credit Corporation. She has a six month notice period, and will continue working in her present position until further notice.

Swedish Export Credit Corporation is a state-owned company that finances the Swedish export industry and creates employment and sustainable growth.

Catrin Fransson has informed the Board that she wants to leave her position after seven intensive years. She was appointed CEO with the mission to strengthen SEK’s organization, corporate culture and brand and to also develop and broaden the customer base. During her time as CEO, the company doubled its number of clients and improved its internal control and reporting.

“I and the rest of the Board regret losing a very professional and skilled CEO. Catrin has carried out the mission she was appointed for in an exemplary manner and has developed SEK’s business and organization during her time at SEK. However, we respect her wishes and extend her our warmest thanks for her work.” — Lars Linder-Aronson, Chairman of the Board

Today, Swedish Export Credit Corporation is a solid company with strong results in terms of new lending, capitalization and liquidity, very high customer satisfaction and an organization well-equipped to finance the Swedish export industry.

“It feels like the right time to step down after seven great years in the role as CEO. I am very proud of and grateful for all the work the employees have carried out, and their eagerness to develop in order to serve our clients with excellence,” said Catrin Fransson, CEO at SEK.

Catrin Fransson has a six month notice period, and will continue working in her present position until further notice. The Board will immediately start the recruitment process in order to find a successor.

Press contact

Catharina Henriksson, Head of Press and Public Affairs

+46 76-677 59 09

catharina.henriksson@sek.se